Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel: +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com


March 22, 2016

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)
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Dear Ms. White:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), regarding the Trust's post-effective amendment No. 260, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 261, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on December 23, 2015 pursuant to Rule 485(a) under the 1933 Act, for the purpose of revising the principal investment strategies of the Sands Capital Global Growth Fund (the "Fund"), a series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUSES

1. COMMENT. Please confirm that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement, and below the contractual expense limit in effect at the time of the recoupment.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement, and below the contractual expense limit in effect at the time of the recoupment.

2. COMMENT. In the "Principal Investment Strategy" section, please specify the countries in which issuer exposure may be gained through LEPWs and P-Notes.

     RESPONSE. The Trust respectfully declines to make the requested change because the Adviser does not want to imply that investments in any particular country are part of the principal investment strategy of the Fund.

COMMENT ON THE SAI

3. COMMENT. Please confirm that the Fund will disclose its complete portfolio holdings on a quarterly basis on Form N-CSR, with respect to its second and fourth fiscal quarters, and Form N-Q, with respect to its first and third fiscal quarters.

     RESPONSE. The Trust confirms that the Fund will disclose its complete portfolio holdings on a quarterly basis on Form N-CSR, with respect to its second and fourth fiscal quarters, and Form N-Q, with respect to its first and third fiscal quarters.

GENERAL  COMMENT

4. COMMENT. Please revise the Tandy representations to indicate that the Trust will not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     RESPONSE. The Trust respectfully declines to make the requested change, because it does not believe that the inclusion of "or any person" in the representations is required by the federal securities laws.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin